CAREY CREDIT INCOME FUND 2017 T
50 Rockefeller Plaza, New York, New York 10020

VIA EDGAR

September 20, 2016

Dominic Minore, Esq.
Senior Counsel
Division of Investment Management
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-0504

Re:     Carey Credit Income Fund 2017 T
Registration Statement on Form N-2
SEC File Nos. 333-211613 and 814-01206

Dear Mr. Minore:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Carey Credit Income Fund 2017 T (“Registrant”) hereby requests that the effective date of Pre-Effective Amendment No. 2 to the Registration Statement on Form N-2 (“Registration Statement”) be accelerated so that the Registration Statement may become effective at 9:00 am, Eastern Time, on Monday, October 3, 2016, or as soon as practicable thereafter.

In connection with this request, the Registrant hereby acknowledges that (i) should the U.S. Securities and Exchange Commission (“Commission”) or its staff, acting pursuant to delegated authority, declare the Registration Statements effective, such action will not foreclose the Commission from taking any action with respect to the Registration Statement; (ii) the action of the Commission or its staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, will not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and (iii) the Registrant may not assert such action as a defense in any proceeding initiated by the Commission under the federal securities laws of the United States.

The Registrant requests that notification of such effectiveness be made by telephone call to Richard Horowitz of Dechert LLP, legal counsel to the Registrant, at 212-698-3525.

Very truly yours,

CAREY CREDIT INCOME FUND 2017 T

By: /s/ Paul S. Saint-Pierre
Name:     Paul S. Saint-Pierre
Title:     Chief Financial Officer

Carey Financial, LLC
50 Rockefeller Plaza, New York, New York 10020

VIA EDGAR

September 20, 2016

Dominic Minore, Esq.
Senior Counsel
Division of Investment Management
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-0504

Re:     Carey Credit Income Fund 2017 T
Registration Statement on Form N-2
SEC File Nos. 333-211613 and 814-01206

Dear Mr. Minore:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (“1933 Act”), Carey Credit Income Fund 2017 T (“Registrant”) hereby requests that the effective date of Pre-Effective Amendment No. 2 to the Registration Statement on Form N-2 (“Registration Statement”) be accelerated so that the Registration Statement may become effective at 9:00 am, Eastern Time, on Monday, October 3, 2016, or as soon as practicable thereafter.

The undersigned, in making this request for acceleration, hereby states that it is aware of its obligations under Rule 461 and the other applicable provisions of the 1933 Act.

Very truly yours,

CAREY FINANCIAL, LLC

By: /s/ C. Jay Steigerwald III
Name:     C. Jay Steigerwald III
Title:     Co-President